ANNUAL REPORT

September 30, 2007

Madison Mosaic

Government Money Market

money market



Madison MOSAIC FUNDS

www.mosaicfunds.com

Contents

Letter to Shareholders



Christopher Nisbet

The one-year period ended September 30, 2007 saw the seven-day yield of Government Money Market remaining in the same general range, from a starting yield of 4.68% to an ending yield of 4.49%. The stability in yields for much of the period was the result of the Federal Reserve Board's decision to hold the Federal Funds Rate at 5.25%, following a June 2006 rate hike. The Fund's yield drifted downward in the final few weeks of the period, following the Federal Reserve Board's surprise cut of one-half percent on September 18, 2007. Money market rates and the Federal Funds rate are closely linked, with Fed rate moves rapidly reflected in the yield of money market funds. At period end, there were mixed opinions as to whether the initial rate cut would be followed by an extended period of Fed inaction, another rate cut, or even a shift in direction back to rate hikes.

Economic Overview

The U.S. economy continued to expand over the one-year period ended September 30, 2007. As we concluded the period, mixed economic data, higher commodity prices and the subprime loan crisis dampened projections. For much of the period interest rates were steady, as the Fed held the Fed Funds rate at 5.25% following its June 29, 2006 quarter-point increase. The main driver in the bond market over the later part of the period was the subprime loan issue, and a growing concern about the valuation and liquidity of bonds and derivatives which contained subprime exposure. This was a plus for government bonds, which were seen as a haven from the problems, and which benefited from the general flight to quality.

As the financial markets roiled in August and into September, sparked by spreading problems with lower-quality loans and the subsequent collapse of a number of hedge funds, the Fed surprised the market with half-point rate cut on September 18. This buoyed investor sentiment across the board, and preliminary indicators suggest that it was successful in bringing needed liquidity to the markets.

Outlook

We see mixed signals in the economic outlook. For instance, we expect autos and housing to be a problem going forward, but these categories represent only about 9% of GDP. On the plus side, we see strength in other sectors and anticipate that business spending will increase in 2008. Corporations have ample cash on their balance sheets and earnings appear to be relatively strong. From a fundamental economic perspective, we believe the economy will hold up well going into 2008, and we're putting a relatively low probability on an imminent recession. We're particularly conscious of the employment situation, and as long as employment remains steady, the overall economy should continue to grow. The one potential concern is inflation, which we currently feel is contained. However, should inflation rear up, it would be a negative for all financial assets. In terms of monetary policy, we believe the Federal Reserve Board will be data dependent. The half-percent cut in September was a surprise, but we believe it was a calculated one, intended to give a shot in the arm to the economy and inject needed liquidity in the markets. While it will take a bit longer to play out, early indications suggest that the effort has been successful.

With money market rates having risen to attractive real returns above the rate of current inflation,

Letter to Shareholders (concluded)

and a remaining concern over the stability of riskier bonds, the appeal of investing in the short-term government and government agency notes in Government Money Market is quite clear. We continue to manage Government Money Market to produce the best possible returns while maintaining the low risk that we believe is a chief attraction to our investors. Thank you for your continued confidence in the fund.

Sincerely,

Christopher W. Nisbet, CFA
Senior Portfolio Manager



Report of Independent Registered Public Accounting Firm

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF
MOSAIC GOVERNMENT MONEY MARKET

We have audited the accompanying statement of net assets of the Mosaic Government Money Market (the "Fund") as of September 30, 2007 and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights for the year ended September 30, 2003 was audited by other auditors. Those auditors expressed an unqualified opinion on those financial highlights in their report dated November 11, 2003.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2007 by correspondence with the Fund's custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Mosaic Government Money Market as of September 30, 2007, and the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended and financial highlights for each of the four years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
November 15, 2007

Statement of Net Assets

	PRINCIPAL AMOUNT	VALUE
US GOVERNMENT AGENCY OBLIGATIONS: 99.6% of net assets		
Federal Farm Credit Bank, 5.11%, 10/2/07	$750,000	$ 749,893
Federal Farm Credit Bank, 4.87%, 12/4/07	750,000	743,495
Federal Home Loan Bank, 4.95%, 10/31/07	750,000	746,899
Federal Home Loan Bank, 5.12%, 11/2/07	500,000	497,717
Federal Home Loan Bank, 4.79%, 11/21/07	1,000,000	993,196
Federal Home Loan Bank, 4.82%, 12/7/07	1,250,000	1,238,769
Federal Home Loan Bank, 4.7%, 12/12/07	500,000	495,294
Federal Home Loan Bank, 5.11%, 12/19/07	1,000,000	988,757
Federal Home Loan Bank, 4.77%, 12/20/07	1,000,000	989,381
Federal Home Loan Bank, 4.55%, 12/26/07	1,000,000	989,121
Federal Home Loan Bank, 4.95%, 1/25/08	1,000,000	983,994
Federal Home Loan Bank, 4.43%, 3/26/08	1,000,000	978,212
Freddie Mac, 5.07%, 10/1/07	1,000,000	1,000,000
Freddie Mac, 5.14%, 10/9/07	850,000	849,023
Freddie Mac, 5.14%, 10/15/07	750,000	748,493
Freddie Mac, 5.07%, 10/19/07	750,000	748,078
Freddie Mac, 5.14%, 10/22/07	1,250,000	1,246,237
Freddie Mac, 5.12%, 10/29/07	1,000,000	996,004
Freddie Mac, 5.08%, 11/5/07	1,500,000	1,492,521
Freddie Mac, 4.97%, 11/19/07	750,000	744,915
Freddie Mac, 4.91%, 12/3/07	1,000,000	991,392
Freddie Mac, 5.05%, 12/10/07	1,000,000	990,147

	PRINCIPAL AMOUNT	VALUE
Freddie Mac, 5.07%, 12/14/07	$1,000,000	$ 989,508
Freddie Mac, 4.7%, 12/17/07	1,000,000	989,938
Freddie Mac, 4.88%, 1/31/08	1,000,000	983,428
Freddie Mac, 4.95%, 2/11/08	750,000	736,243
Fannie Mae, 5.06%, 10/5/07	1,000,000	999,431
Fannie Mae, 5.1%, 10/12/07	1,500,000	1,497,647
Fannie Mae, 5.14%, 10/17/07	1,250,000	1,247,131
Fannie Mae, 5.13%, 10/24/07	1,000,000	996,707
Fannie Mae, 5.06%, 10/26/07	885,000	881,856
Fannie Mae, 5.29%, 11/7/07	1,000,000	994,692
Fannie Mae, 5.08%, 11/14/07	750,000	745,300
Fannie Mae, 5.11%, 11/27/07	1,000,000	991,880
Fannie Mae, 4.97%, 11/28/07	1,000,000	991,974
Fannie Mae, 4.7%, 12/12/07	500,000	495,294
Fannie Mae, 5.07%, 12/28/07	1,000,000	987,548
Fannie Mae, 4.68%, 1/3/08	1,000,000	987,748
TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS (Cost $35,717,863)		$35,717,863
REPURCHASE AGREEMENT: 0.4% of net assets		
With Morgan Stanley and Company issued 9/28/07 at 3.8%, due 10/1/07, collateralized by $144,558 in United States Treasury Notes due 5/15/16. Proceeds at maturity are $141,045 (Cost $141,000).		141,000
TOTAL INVESTMENTS: (Cost $35,858,863+)		$35,858,863
CASH AND RECEIVABLES LESS LIABILITIES: 0.0% of net assets		664
NET ASSETS: 100%		$35,859,527
CAPITAL SHARES OUTSTANDING		35,861,139
NET ASSET VALUE PER SHARE		$1.00

+ Aggregate cost for federal income tax purposes as of September 30, 2007

The Notes to Financial Statements are an integral part of these statements.

Statement of Operations

For the year ended September 30, 2007

INVESTMENT INCOME (Note 1)	
Interest income	$1,898,265
EXPENSES (Notes 3, 4 and 6)	
Investment advisory fees	181,558
Service agreement fees	127,116
Independent trustee fees	6,000
Auditor fees	5,000
Line of credit interest and fees	250
Expenses waived	(90,761)
Total expenses	229,163
NET INVESTMENT INCOME	$1,669,102
NET REALIZED GAIN ON INVESTMENTS	74
TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$1,669,176

MADISON MOSAIC GOVERNMENT MONEY MARKET

Statements of Changes in Net Assets

	Year Ended September 30, 2007	Year Ended September 30, 2006
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS		
Net investment income	$1,669,102	$ 1,575,622
Net realized gain (loss) on investments	74	(1,602)
Total increase in net assets resulting from operations	1,669,176	1,574,020
DISTRIBUTION TO SHAREHOLDERS		
From net investment income	(1,669,102)	(1,575,622)
CAPITAL SHARE TRANSACTIONS (Note 5)	(986,190)	(5,036,658)
TOTAL DECREASE IN NET ASSETS	(986,116)	(5,038,260)
NET ASSETS		
Beginning of year	$36,845,643	$41,883,903
End of year	$35,859,527	$36,845,643

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the periods indicated.

	Year Ended September 30,				
	2007	**2006**	**2005**	**2004**	**2003**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.05	0.04	0.02	0.01	0.01
Less distributions from net investment income	(0.05)	(0.04)	(0.02)	(0.01)	(0.01)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (%)	4.70	4.05	2.08	0.52	0.59
Ratios and supplemental data					
Net assets, end of period (thousands)	$35,860	$36,846	$41,884	$37,687	$39,231
Ratio of expenses to average net assets before fee waiver (%)	0.88	0.88	0.88	0.88	0.88
Ratio of expenses to average net assets after fee waiver[1] (%)	0.63	0.63	0.63	0.63	0.68
Ratio of net investment income to average net assets before fee waiver (%)	4.35	3.69	1.84	0.27	0.38
Ratio of net investment income to average net assets after fee waiver[1] (%)	4.60	3.94	2.09	0.52	0.58

[1]See Note 3 to the Financial Statements.

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies. Madison Mosaic Government Money Market (the "Fund") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Fund invests solely in securities issued by the U.S. Government or any of its agencies or instrumentalities or in repurchase agreements backed by such securities. Because the Fund is 100% no-load, its shares are offered and redeemed at the net asset value per share.

Securities Valuation: Securities are valued at amortized cost, which approximates fair market value. Portfolio securities are valued at acquisition cost as adjusted for amortization of premium or accretion of discount.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and Federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

Distribution of Income: Net investment income, determined as gross investment income less total expenses, is declared as a dividend each business day. Dividends are distributed to shareholders or reinvested in additional shares as of the close of business at the end of each month. Distributions paid during the years ended September 30, 2007 and 2006 were $1,669,102 and $1,575,622, respectively. All distributions were paid from ordinary income and were identical for book purposes and tax purposes. As of September 30, 2007, the Fund had $1,528 of accumulated net realized losses as the only component of distributable earnings on a tax basis.

Income Tax: No provision is made for Federal income taxes since it is the intention of the Fund to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal income taxes. As of September 30, 2007, capital loss carryovers available to offset future capital gains for federal income tax purposes was $1,528 expiring September 30, 2014.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment in Repurchase Agreements. When the Fund purchases securities under agreements to resell, the securities are held in safekeeping by the Fund's custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Fund's custodian bank. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having Advisory and Services Agreements with the same advisor, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or Federal agency obligations. The Fund has approximately a 0.9% interest in the consolidated repurchase agreement of $15,737,000 collateralized by

$16,134,046 in United States Treasury Notes. Proceeds at maturity are $15,741,983.

3. Investment Advisory Fee and Other Transactions with Affiliates. The Investment Advisor to the Fund, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (the "Advisor"), earns an advisory fee equal to 0.5% per annum of the average net assets of the Fund. The fee is accrued daily and paid monthly. Since December 9, 2002, the Advisor has been irrevocably waiving 0.25% of this fee for the Fund. For the year ended September 30, 2007, the waived amount was $90,761. This waiver may end at any time.

The Advisor will reimburse the Fund for the amount of any expenses of the Fund (less certain expenses) that exceed 1.5% per annum of the average net assets of the Fund up to $40 million and 1% per annum of such amount in excess of $40 million. No amounts were reimbursed to the Fund by the Advisor for the year ended September 30, 2007.

4. Other Expenses. Under a separate Services Agreement, the Advisor will provide or arrange for the Fund to have all other necessary operational and support services for a fee based on a percentage of average net assets, other than the expenses of the Fund's Independent Trustees and auditor ("Independent Service Providers") which are paid directly based on cost and any costs associated with the Line of Credit described in Note 6. For the year ended September 30, 2007, this services fee was 0.35%. The Fund paid $10,000 directly for Independent Service Providers fees for the year ended. The Fund uses US Bancorp Fund Services, LLC as its transfer agent and US Bank as its custodian. The transfer agent and custodian fees are paid by the Advisor and allocated to the Fund pursuant to a services agreement and are included in other expenses.

5. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares (in dollars) were as follows:

	Year Ended September 30,	
	2007	**2006**
Shares sold	$15,024,196	$20,107,792
Shares issued in reinvestment of dividends	1,630,009	1,536,688
Total shares issued	16,654,205	21,644,480
Shares redeemed	(17,640,395)	(26,681,138)
Net decrease	$ (986,190)	$(5,036,658)

6. Line of Credit. The Fund has a $12 million revolving credit facility with a bank for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal to the prime rate less 0.5% (effective rate of 7.25% at September 30, 2007). The line of credit contains loan covenants with respect to certain financial ratios and operating matters. The Fund was in compliance with these covenants as of September 30, 2007 and 2006. During the year ended September 30, 2007, the Fund did not borrow on the line of credit.

7. New Accounting Pronouncement. In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Fund is currently evaluating the impact, if any, of applying the various provisions of FIN 48.

On September 15, 2006, the Financial Accounting Standards Board issued Standard No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 addresses how companies should measure fair value when specified assets and liabilities are measured at fair value for

Notes to Financial Statements (continued)

either recognition or disclosure purposes under generally accepted accounting principles (GAAP). FAS 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. At this time, management believes the adoption of FAS 157 will have no material impact on the financial statements of the Fund.

Fund Expenses (unaudited).

Example: This Example is intended to help you understand your costs (in dollars) of investing in the Fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 3 and 4 above for an explanation of the types of costs charged by the Fund.

This Example is based on an investment of $1,000 invested on April 1, 2007 and held for the six-months ended September 30, 2007.

Actual Expenses

The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Based on Actual Total Return[1]

	Actual Total Return[2]	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[3]	Expenses Paid During the Period[3]
Government Money Market	2.32%	$1,000.00	$1,023.19	0.63%	$3.20

[1]For the six months ended September 30, 2007.
[2]Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3]Expenses (net of voluntary waiver) are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Hypothetical Example for Comparison Purposes

The table on the next page titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Notes to Financial Statements (concluded)

Based on Hypothetical Total Return[1]

	Hypothetical Annualized Total Return	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[2]	Expenses Paid During the Period[2]
Government Money Market	5.00%	$1,000.00	$1,025.33	0.63%	$3.20

[1]For the six months ended September 30, 2007.
[2]Expenses (net of voluntary waiver) are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Management Information

Independent Trustees

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Philip E. Blake 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Indefinite Term since May 2001	Retired investor; formerly Vice President - Publishing, Lee Enterprises, Inc.	All 12 Madison Mosaic Funds	Madison Newspapers, Inc. of Madison, WI; Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Nerites Corp.
James R. Imhoff, Jr. 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Indefinite Term since July 1996	Chairman and CEO of First Weber Group, Inc. (real estate brokers) of Madison, WI.	All 12 Madison Mosaic Funds	Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Park Bank, FSB
Lorence D. Wheeler 550 Science Drive Madison, WI 53711 Born 1938	Trustee	Indefinite Term since July 1996	Retired investor; formerly Pension Specialist for CUNA Mutual Group (insurance) and President of Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide).	All 12 Madison Mosaic Funds	Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Grand Mountain Bank, FSB
Interested Trustees*					
Frank E. Burgess 550 Science Drive Madison, WI 53711 Born 1942	Trustee and Vice President	Indefinite Terms since July 1996	Founder, President and Director of Madison Investment Advisors, Inc.	All 12 Madison Mosaic Funds	Trustee of the Madison Claymore Covered Call Fund and Madison Strategic Sector Premium Fund; Capitol Bank, FSB; Santa Barbara Community Bancorp, Inc.
Katherine L. Frank 550 Science Drive Madison, WI 53711 Born 1960	Trustee and President	Indefinite Terms President since July 1996, Trustee since May 2001	Principal and Vice President of Madison Investment Advisors, Inc. and President of Madison Mosaic, LLC	President of all 12 Madison Mosaic Funds, Trustee of all Madison Mosaic Funds except Madison Mosaic Equity Trust	Trustee of Madison Strategic Sector Premium Fund

Management Information (continued)

Officers*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Jay R. Sekelsky 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 12 Madison Mosaic Funds	None
Christopher Berberet 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 12 Madison Mosaic Funds	None
W. Richard Mason 8777 N. Gainey Center Drive, #220 Scottsdale, AZ 85258 Born 1960	Secretary, General Counsel and Chief Compliance Officer	Indefinite Terms since November 1992	Principal of Mosaic Funds Distributor, LLC; General Counsel for Madison Investment Advisors, Madison Scottsdale, LC and Madison Mosaic, LLC	All 12 Madison Mosaic Funds	None
Greg Hoppe 550 Science Drive Madison, WI 53711 Born 1969	Chief Financial Officer	Indefinite Term since August 1999	Vice President of Madison Mosaic, LLC.	All 12 Madison Mosaic Funds	None

*All interested Trustees and Officers of the Trust are employees and/or owners of Madison Investment Advisors, Inc. Since Madison Investment Advisors, Inc. serves as the investment advisor to the Trust, each of these individuals is considered an "interested person" of the Trust as the term is defined in the Investment Company Act of 1940.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Mosaic Funds at 1-800-368-3195.

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Management Information (continued)

Proxy Voting Information. The Fund only invests in non-voting securities. Nevertheless, the Fund adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Fund's portfolio. These policies are available to you upon request and free of charge by writing to Madison Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Fund's proxy voting policies may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Fund will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Fund files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the Commission's website. The Fund's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Form N-Q and other information about the Fund are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call us at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Supplement to Madison Mosaic Government Money Market Annual Report dated September 30, 2007

Discussion of Contract Renewal (Unaudited)

The Trustees considered a number of factors when the Board most recently approved the advisory contract between us and the Fund in July 2007. Rather than providing you with a list of factors or conclusory statements that explained the Board's decisionmaking process, the following discussion is designed to describe what you would have seen and heard if you had been at the Trust's Board meeting when it most recently approved the advisory contract:

With regard to the nature, extent and quality of the services to be provided by the Advisor, the Board reviewed the biographies and tenure of the personnel involved in fund management. They recognized the wide array of investment professionals employed by the firm. Representatives of the Advisor discussed the firm's ongoing investment philosophies and strategies intended to provide superior performance consistent with each funds' investment objectives under various market scenarios. The Trustees also noted their familiarity with the Advisor due to the Advisor's history of providing advisory services to the Madison Mosaic family of investment companies.

The Board also discussed with the Advisor the quality of services provided to the Fund and the other members of the Madison Mosaic family by the transfer agent, US Bancorp Fund Services, LLC. The Advisor reported that the transfer agent has routinely ranked at or near the top in customer service surveys for third party transfer agents.

With regard to the investment performance of each fund and the investment advisor, the Board reviewed current performance information provided in the written Board materials. They discussed the reasons for both outperformance and underperformance compared with peer groups and applicable indices. In particular, in connection

Management Information (continued)

with the Advisor's regular quarterly report to the Board, the Board recognized that the core equity philosophy of the firm to "participate and protect" (with the intent of participating in market rallies and protecting shareholder value during market declines) can result in underperformance when more risky securities and cyclical sectors are in favor. The Advisor explained that it was unwilling to change its established investment discipline or long-term investment philosophy to react to short-term market trends since such action would, in the Advisor's belief, be detrimental to shareholders over time and contrary to stated investment objectives and policies.

The Advisor explained its active bond management style and its goal of protecting shareholders during periods of rising interest rates. The Advisor explained that, in the long-term, it believes this philosophy is in the best interest of fixed-income fund shareholders and is in accordance with applicable prospectus disclosures of investment objectives and policies for such funds. The Board recognized that this philosophy was resulting in the intended performance in accordance with the applicable funds' stated investment objectives and policies.

The Board engaged in a comprehensive discussion of fund performance and market conditions. This included the Board's comparison of the performance of a variety of funds with that of the Advisor's separately managed account composites. Representatives of the Advisor discussed the Advisor's methodology for arriving at the peer groups and indices used for performance comparisons. The Board reviewed both short-term and long-term standardized performance, i.e. one, five and ten year (or since inception) average annual total returns for each fund and comparable funds, as well as standardized yields for fixed income funds.

With regard to the costs of the services to be provided and the profits to be realized by the investment advisor and its affiliates from the relationship with each fund, the Board reviewed the expense

ratios for each Madison Mosaic fund compared with funds with similar investment objectives and of similar size. The Board reviewed such comparisons based on a variety of peer group comparisons from data extracted from industry databases including comparison to funds with similar investment objectives based on their broad asset category and total asset size, as well as from data provided directly by funds that most resembled each Trust portfolio's asset size and investment objective for the last year. Representatives of the Advisor discussed the objective manner by which Madison Mosaic fees were compared to fees in the industry.

As in past years, the Trustees recognized that each Madison Mosaic fund's fee structure should be reviewed based on total fund expense ratio rather than simply comparing advisory fees to other advisory fees in light of the simple expense structure maintained by the each particular fund (i.e. a single advisory and a single services fee, with only the fixed fees of the Independent Trustees and auditors paid separately). As such, the Board focused its attention on the total expense ratios paid by other funds of similar size and category when considering the individual components of the expense ratios. The Board also recognized that investors are often required to pay distribution fees (loads) over and above the amounts identified in the expense ratio comparison reviewed by the Board, whereas no such fees are paid by Madison Mosaic shareholders.

The Trustees sought to ensure that fees were adequate so that the Advisor did not neglect its management responsibilities for the Madison Mosaic investment companies in favor of more "profitable" accounts. At the same time, the Trustees sought to ensure that compensation paid to the Advisor was not unreasonably high. With these considerations in mind, the Board compared the Advisor's fee schedule for separately managed accounts with the fees paid by Madison Mosaic fund accounts. The Trustees recognized that the Advisor provides vastly more services to the Fund than it does for separately managed accounts. The Board also

Management Information (concluded)

reviewed materials demonstrating that although the Advisor is compensated for a variety of the administrative services it provides or arranges to provide pursuant to its Services Agreements with each Madison Mosaic Trust, such compensation generally does not cover all costs due to the relatively small size of the funds in the Madison Mosaic family. Administrative, operational, regulatory and compliance fees and costs in excess of the Services Agreement fees are paid by the Advisor from its investment advisory fees earned. For these reasons, the Trustees recognized that examination of the trusts' total expense ratios compared to those of other investment companies was more meaningful than a simple comparison of basic "investment management only" fee schedules.

In reviewing costs and profits, the Trustees recognized that Madison Mosaic Funds are to a certain extent "subsidized" by the greater Madison Investment Advisors, Inc. organization because the salaries of all portfolio management personnel, trading desk personnel, corporate accounting personnel and employees of the Advisor who served as Trust officers, as well as facility costs (rent), could not be supported by fees received from the funds alone. However, although Madison Mosaic represented approximately $400 million out of the approximately $8 billion managed by the Madison Investment Advisors, Inc. organization in Wisconsin at the time of the meeting, the Madison Mosaic funds are profitable to the Advisor because such salaries and fixed costs are already paid from revenue generated by management of the remaining assets. The Trustees noted that total Madison managed assets, including subsidiaries, was approximately $10 billion at the time of the meeting. As a result, although the fees paid by the Fund at its present size might not be sufficient to profitably support a stand alone mutual fund complex, they are reasonably profitable to the Advisor as part of its larger, diversified organization. The Trustees also recognized that Madison Mosaic's reputation benefited the Advisor's reputation in

attracting separately managed accounts and other investment advisory business. In sum, the Trustees recognized that Madison Mosaic Funds are important to the Advisor, are managed with the attention given to other firm clients and are not treated as "loss leaders."

As part of the Board's review of the costs of services and the profits to be realized by the Advisor, the Board considered the reasonableness and propriety of the securities research and any so-called "soft dollar" benefits that the Advisor receives in connection with brokerage transactions on behalf of Madison Mosaic investment companies.

Finally, in relation to costs and profits, the Trustees recognized that the Advisor continues to waive fees and expenses applicable to the Fund equal to half the authorized investment advisory fee.

With regard to the extent to which economies of scale would be realized as a fund grows, the Trustees recognized that Madison Mosaic Funds, both individually and as a complex, remain small and that economies of scale would likely be addressed after funds see assets grow significantly beyond their current levels.

Finally, the Board reviewed the role of Mosaic Funds Distributor, LLC. They noted that the Advisor pays all distribution expenses of Madison Mosaic Funds because the Trusts do not pay distribution fees. Such expenses include FINRA regulatory fees and "bluesky" fees charged by state governments in order to permit the funds to be offered in the various United States jurisdictions.

Based on all of the material factors explained above, plus a number of other matters that the Trustees are generally required to consider under guidelines developed by the Securities and Exchange Commission, the Trustees concluded that our contract should be renewed for another year.

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The Madison Mosaic Family of Mutual Funds

Equity Trust
Investors Fund
Balanced Fund
Mid-Cap Fund
Foresight Fund
Madison Institutional Equity Option Fund

Income Trust
Government Fund
Intermediate Income Fund
Institutional Bond Fund
Madison Corporate Income Shares Fund

Tax-Free Trust
Virginia Tax-Free Fund
Tax-Free National Fund

Government Money Market

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

TRANSFER AGENT	TELEPHONE NUMBERS
Madison Mosaic Funds® c/o US Bancorp Fund Services, LLC P.O. Box 701 Milwaukee, WI 53201-0701	**Shareholder Service** Toll-free nationwide: 888-670-3600 **Mosaic Tiles (24 hour automated information)** Toll-free nationwide: 800-336-3063



www.mosaicfunds.com

SEC File Number 811-2910